HWEL Holdings Corp.

c/o Healthwell Acquisition Corp. I
1001 Green Bay Rd, #227
Winnetka, IL 60093

VIA EDGAR

July 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes

Re:   HWEL Holdings Corp.

Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-271952

Dear Tyler Howes:

HWEL Holdings Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 filed with the Commission on May 15, 2023 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

For the Staff’s convenience, we have repeated the Staff’s comments in bold, and have followed each comment with the Company’s response. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 1.

Registration Statement on Form S-4 filed May 15, 2023

Cover Page

1.	Please disclose the value assigned to the Earnout Shares on a per share basis and disclose the total potential total value of the Earnout Consideration. Please also indicate the total aggregate consideration (Transaction Consideration plus the Earnout Consideration) to be paid to the Starton Shareholders as consideration for the Business Combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page.

2.	We note your disclosure contemplates issuing up to $20.0 million or more of incentive shares to potential PIPE investors as part of the merger consideration. Please clarify if the parties currently intend to enter into a private placement transaction in connection with the business combination agreement. To the extent the parties do plan to enter into such a transaction, or already have, please identify the PIPE investors and disclose the terms of the PIPE investment where first discussed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that at this time, the identity of any PIPE investors and the terms of any PIPE investment are unknown. The Company intends to disclose such information in a future amendment to the Registration Statement.

Market and Industry Data, page vii

3.	Your statements that the accuracy and completeness of information from third party sources is not guaranteed and that HWEL and Starton have not independently verified any of the data from third-party sources may imply an inappropriate disclaimer of responsibility with respect to the third party information you have elected to include in your registration statement. Please either delete these disclaimers or specifically state that you are liable for such information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page ix.

Q: What equity stake will current HWEL Public Stockholders, the Insiders and the Starton stakeholders hold in..., page xii

4.	Please add a table showing the ownership percentages of each group of security holders based on all shares that may be issued on a fully-diluted basis, including all possible sources of dilution such as the Private Warrants, the Public Warrants, the shares issuable as Earnout Shares, and any Equity Investment or convertible Debt Financing, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xvi.

5.	It appears that deferred underwriting fees from Healthwell’s initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the deferred underwriting fees from Healthwell’s initial public offering remain constant under the underwriting agreement, dated August 2, 2021, by and between Healthwell and Jefferies LLC, and the Company has revised the disclosure on pages 16 and 17 accordingly.

6.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xvii.

Q: What conditions must be satisfied to complete the Business Combination?, page xv

7.	Please revise to identify the conditions that the parties may waive and still proceed with the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xviii.

Q: May HWEL’s initial stockholders, Starton or their respective affiliates purchase Public Shares or Warrants prior to the Special Meeting?, page xxi

8.	We note your disclosure that HWEL’s initial stockholders, Starton and/or their respective affiliates, may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire HWEL Common Stock or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. Please refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation, Question 166.01, and include a representation that any such securities purchased by HWEL’s initial stockholders, Starton and/or their respective affiliates would not be voted in favor of approving the business combination transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xxv, 15, 33 and 77.

Summary of the Proxy Statement/Prospectus

Pubco, page 1

9.	We note your disclosure that Pubco will apply for Nasdaq listing of the shares of Pubco Common Stock and Pubco Warrants, to be effective upon the Closing, that acceptance of such listing is a condition to the Closing, but that there is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria. Please revise to disclose whether the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise the risk factor on page 32 to reflect as such and describe the risks attendant to such a waiver and revise this section to indicate that shareholders may not have certainty at the time they vote or make their redemption decision as to whether the PubCo’s securities will be listed on a national securities exchange following business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 36 and 37.

Ancillary Agreements, page 4

10.	We note your discussions of the Voting Agreements and the Sponsor Support Agreement. Please disclose the percentage of outstanding shares that have agreed to vote in favor of the business combination. Please also disclose if any consideration was received by the shareholders of Starton Therapeutics or the Sponsor in connection with agreeing to vote their shares in favor of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 84, 199 and 200.

11.	We note that the Sponsor agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of Pubco. Please describe any consideration provided in exchange for this agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 and 84.

Organizational Structure, page 8

12.	We note your Pubco Post-Business Combination organizational chart on page 9 shows an ownership interest by “Some Existing Canadian Starton Shareholders.” Please indicate in your chart the percentage ownership to be held by these shareholders post-Business Combination. We also note your disclosure on the cover page that Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect subsidiary of Pubco. If Starton will not be a wholly-owned indirect subsidiary of Pubco post-Business Combination, please revise your cover page and other disclosure as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 9. By way of further clarification, approximately 50% to 60% of Starton’s outstanding shares are believed to be held by Canadian shareholders. Canadian shareholders may elect to receive Exchangeable Shares in ExchangeCo. CallCo will hold the common shares of ExchangeCo.

Selected Unaudited Pro forma Condensed Combined Financial Information, page 19

13.	We note that throughout your filing, you refer to scenario 1 as either no redemptions or minimum redemptions. Given that it appears this scenario does assume 8,625,000 shares are redeemed it is unclear why you refer to this as a no redemption scenario throughout the filing. Please advise us or revise your filing accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21, 23, 134 and 201.

14.	We also note your disclosures that under both the minimum and maximum redemption scenarios, “the full amount held in the Trust Account is available for the Business Combination.” However, in your pro forma disclosures on page 122, we note that under the minimum redemption scenario, you have recorded an $87.9 million redemption adjustment and under the max redemption scenario you recorded and additional $214.9 million redemption adjustment. Please advise us or revise your filing accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 21.

Comparative Per Share Information, page 21

15.	Please revise your filing to ensure that the information presented here is consistent with your disclosures elsewhere in the filing. For example, you are presenting pro forma net income of $201.4 million in this table, however in your pro forma financial information on page 124, you have presented a pro forma net loss of $201.4 million.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 23.

Risk Factors, page 23

16.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xii, xiii, 14, 15, 29, 30, 87 and 88.

Survival of Representations, Warranties and Covenants, page 77

17.	We note your disclosure the representations and warranties of the parties contained in the Business Combination Agreement do not survive the Closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 26.

Background of the Business Combination, page 84

18.	We note your disclosure on page 86 that “Healthwell’s initial proposal of a valuation of $375 million was based on a select discounted cashflow valuation methodology that was performed by a reputable third party.” We also note your disclosure that on March 10, 2023, Jefferies made a valuation recommendation to Healthwell’s management. Provide the disclosure required by Item 4(b) of Form S-4 with respect to these reports, opinions or appraisals.

Response:

We respectfully advise the Staff that neither Jefferies nor any other third party was engaged by Healthwell to provide any report, opinion or appraisal, and neither Jefferies nor any other third party delivered a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A, that was materially related to the proposed Business Combination. Rather, as noted in the revised disclosure on page 90, a discounted cashflow valuation was performed by a reputable third party in connection with a previous proposed transaction involving Starton to which Healthwell was not a party, and as described on page 88, the scope of the agreed-upon services to be provided by Jefferies was limited to advisory services in connection with the proposed Business Combination, as part of which Jefferies provided to Healthwell management, publicly available information regarding other early stage and pre-commercial revenue oncology companies. Furthermore, Jefferies did not undertake any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. Based on the foregoing, the Company respectfully submits that no disclosure is required by Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A with respect to Jefferies or any other third party.

19.	We note that Healthwell originally proposed a valuation of $375 million, with 11.1 million earn-out shares, for Starton Therapeutics in the March 6, 2023 non-binding letter of intent. We also note that the final total valuation attributed to Starton in the March 22, 2023 amended letter of intent was $510 million ($260 million at the time of closing and up to an additional $250 million of earnout shares). Please discuss the specific factors that led to this change in the total valuation of consideration to be paid and discuss the reasons for the earnout consideration, how the portion of the total consideration was allocated between the upfront consideration and the earnout consideration, and how those changed during the course of the negotiations and why.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 91.

20.	We note your disclosure that on March 12, 2023, Jefferies sent Healthwell a list of comparable public companies that they believed reflected the extrinsic enterprise value of Starton at the time. Please revise to disclose the criteria Jefferies used to select the comparable companies. Please also provide us with your analysis as to whether this data and analyses constituted a report from an outside party that is materially related to the transaction and, if appropriate, provide the disclosure required by Item 4(b) of Form S-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 97 to set out the criteria used to select the comparable companies. The comparable public companies were U.S. and E.U. domiciled companies, all early-stage (e.g., pre-clinical through phases 1 and 2) with an oncology pipeline, each having no commercial revenue and a market capitalization less than $1 billion. Jefferies was not engaged by Healthwell to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A, that was materially related to the proposed Business Combination. Rather, as described on page 88, the scope of the agreed-upon services to be provided by Jefferies was limited to advisory services in connection with the proposed Business Combination, as part of which Jefferies provided to Healthwell management, publicly available information regarding comparable early stage and pre-commercial revenue oncology companies. Furthermore, Jefferies did not undertake any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. Based on the foregoing, the Company respectfully submits that no disclosure is required by Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A with respect to Jefferies.

21.	Please disclose the specific terms that prevented Starton from executing the amended March 17, 2023 letter of intent. Please also disclose any material differences between the terms included in the March 17, 2023 letter and the executed letter of intent including a discussion of any negotiations related to these terms.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 91.

22.	We note your disclosure in this section regarding an investor presentation. Please disclose the purpose of this presentation and, if applicable, how the Healthwell board considered that presentation in its decision to approve the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 92 and 93.

23.	We note that Jefferies was engaged to act as a capital markets advisor to Healthwell, but that Jefferies did not render a fairness opinion in connection with this transaction. Please revise here, or wherever appropriate, to provide a more comprehensive discussion of the role Jefferies played in this transaction and the level of any diligence and financial analyses conducted by Jefferies in their role as an advisor to Healthwell in connection with the transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 88.

HWEL Board’s Reasons for the Approval of the Business Combination, page 88

24.	We note disclosure here stating that the board did not receive a third-party valuation for Starton. This statement does not appear to reconcile to your disclosure on page 86 wherein you state that Healthwell’s initial proposal was based on valuation methodology conducted by a third-party and your further disclosure that Jefferies recommended a valuation and provided a list of comparable public companies that Jefferies believed reflected the extrinsic enterprise value of Starton. Please reconcile your disclosure and ensure that your disclosure addresses how the Healthwell board viewed the third-party valuations and the list of comparable public companies in approving the Business Combination Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 90, 91 and 97.

25.	We note that Healthwell’s initial charter waived the corporate opportunities doctrine. Please discuss how the board considered this potential conflict of interest in determining whether to approve the business combination and recommend the transaction, and disclose whether this potential conflict of interest impacted your search for an acquisition target.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 94.

26.	You disclose on page 86 that Jefferies delivered to Healthwell a list of companies comparable to Starton. To the extent this list factored into board’s decision to approve the business combination, please include disclosure here describing the contents of this list.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 91 and 97.

HWEL Management Financial Analysis, page 91

27.	We note the disclosure in paragraph (7) on page 92 that the management team felt comfortable that the proposed pro forma equity value for Starton of $374 million was in line with the valuations of comparable public companies. Please revise to clarify how the $374 million pro forma equity value for Starton was used in negotiating the transaction and implemented in the Business Combination Agreement. In this regard, we note your disclosure that the aggregate merger consideration to be paid pursuant to the Business Combination Agreement to the Starton Securityholders will be an amount equal to $260.0 million, subject to adjustments. In addition, we note your disclosure in this paragraph that the proposed earnout of $250 million, if achieved, would bring the total equity value of Starton to $540 million. Please disclose how you have calculated a total equity value of $540 million.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 97.

Proposal 1: The Business Combination Proposal

Material U.S. Federal Income Tax Consequences of the Business Combination to HWEL

Stockholders, page 94

28.	We note your disclosure on page 96 that it is intended that the Business Combination qualifies as an exchange described in Section 351(a) of the Code. We also note from Section 1.9 of the Business Combination Agreement that the Business Combination is intended to qualify as a “reorganization” under Section 368(a)(1)(F) of the Code.

●	Please revise your disclosure to provide counsel’s firm opinion for each material tax consequence, including but not limited to whether the Business Combination will qualify as an exchange under Section 351(a) of the Code and whether the Business Combination will qualify as a reorganization under Section 368 of the Code, or to disclose why such opinions cannot be given. If the opinions are subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

●	To the extent the tax consequences of the Business Combination and transactions related thereto are uncertain, include appropriate risk factor disclosure, such as in your risk factor disclosure beginning on page 44.

●	If you intend to file a short form tax opinion, please also clarify that the disclosure in this section is the opinion of tax counsel and identify such counsel.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 101.

Proposals 3-9: The Organizational Documents Proposals

Director Removal, page 108

29.	We note your disclosure that the Proposed Charter does not include a classified Board. Please reconcile this with your other disclosure that you will have a classified board post business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 113.

Unaudited Pro Forma Condensed Combined Financial Information, page 121

30.	Please explain to us why the Class A common stock subject to possible redemption is included in total shareholders’ equity. We note that in the historical financial statements of Healthwell Acquisition, these shares are not classified as permanent equity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 131 to exclude common stock subject to redemption from the subtotal of permanent equity (stockholders’ deficit).

Note 2 - Pro Forma Adjustments to the Combined Balance Sheet as of December 31, 2022

Note 3 - Adjustments to the Unaudited Pro Forma Condensed Combined Statements of

Operations as of December 31, 2022, page 126

31.	Refer to adjustments 2(i) and 3(b). Please revise to disclose your methodology and significant assumptions used in determining the $196 million fair value of the earnout shares to Starton founders. Also please tell us how you determined the accounting treatment for the earnout shares, citing any authoritative literature on which you relied.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in order to determine the classification of the earnout, the Company referred to the guidance in ASC 480 and determined that the earnouts are legally detachable and therefore should be considered as freestanding instruments. The Company reviewed the guidance in ASC 815 and notes that the contingencies are based on the share price or the achievement of a clinical milestone in the development of the Company’s products, and therefore, the contract is not considered indexed to the issuer’s own stock and should be classified as a liability. In addition, the Company has revised the disclosure on page 135 to disclose the methodology used in determining the fair value of the earnout shares.

Our Strategy, page 143

32.	Please clarify here, and wherever else your commercialization strategy is discussed, that you will not be able to commercialize products in U.S. markets until you have received regulatory approval for your product candidates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 155 and 156.

33.	Please disclose here, if true, that you will not be able to begin marketing your STAR-LLD candidates, if approved, until the Revlimid IP protection expires in 2027 as you have done on page 147.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 156.

Plasma Concentration Curve, Oral vs. Continuous Delivery, page 145

34.	Please provide narrative disclosure explaining what is depicted in this chart.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 157.

Star-LLD Preclinical Efficacy Study (H929 Myeloma Model), page 146

35.	We note disclosure here related to your IND submission pursuant to the 505(b)(2) regulatory pathway. Please revise here, or wherever appropriate, to explain this regulatory approval process so that investors understand the steps necessary to receive FDA approval using this pathway. Your revised disclosure should also include a discussion of the specific, material studies and results you intend to rely on in pursuing this pathway, identify the parties that performed these studies and explain how the studies were performed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 159 and 160.

STAR-OLZ Out-License in China, page 151

36.	Please revise your discussion of this licensing agreement to disclose the royalty rate, or a royalty rate range not to exceed 10 percentage points, and any term and termination provisions. Please also file this agreement as an exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 165 and 166. The Company has also filed such agreement as Exhibit 10.10 to Amendment No. 1.

Intellectual Property, page 153

37.	Please revise here to disclose the expiration date of each patent described in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 167.

Expedited Development and Review Programs, page 158

38.	Please revise to explicitly state that being granted any of these expedited review designations does not convey any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 173.

Executive Officers and Directors, page 167

39.	Please describe the business experience of each officer or director during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Item 401 of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 181 through 183.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starton Results of Operations, page 172

40.	We note your discussion of your development pipeline beginning on page 143. Tell us whether you track your research and development costs by product area. If so, tell us your consideration given for disclosing a breakdown of this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by product area.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 187.

41.	Please explain to us why the financial information for the years ended March 31, 2022 and 2021 is labeled unaudited.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 186.

Management of Pubco Following the Business Combination, page 177

42.	We note that George Horning and John MacCarthy appear to be director nominees of Pubco. Please file the written consent of each such person as an exhibit. Refer to Securities Act Rule 438.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the written consents of such director nominees as exhibits to Amendment No. 1.

Executive Compensation, page 180

43.	Please update the information provided in this section for Starton’s most recently completed fiscal year.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 193 through 195.

Beneficial Ownership of Securities, page 188

44.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Atalaya Capital Management LP, Corbin Capital Partners GP, LLC, Magnetar Financial LLC, Apollo Management Holdings GP, LLC, and Shaolin Capital Management LLC.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 203 and 204.

Where You Can Find More Information, page 217

45.	We note your disclosure that “information contained in this document relating to HWEL has been supplied by HWEL, and all such information relating to Starton has been supplied by Starton” and that “[i]nformation provided by one another does not constitute any representation, estimate or projection of the other.” Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing provided by Starton, please revise your disclosure to remove any implication that you disclaim responsibility for any of the disclosures contained in your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 229.

Financial Statements, page F-1

46.	Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the financial statements beginning on page F-1 and related financial information throughout Amendment No. 1.

Signatures, page II-5

47.	Please tell us if the registration statement has been signed by a majority of the board of directors of the registrant or include such signatures in your next amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the sole director of the Company has signed the Registration Statement.

Exhibits

48.	Please file the Exchangeable Share Support Agreement as an exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the form of Exchangeable Share Support Agreement to the Registration Statement’s exhibit index and will file such agreement with a future amendment to the Registration Statement.

General

49.	We note that Jefferies LLC was the underwriter for the initial public offering of the SPAC, that they served as a financial advisor to Healthwell in connection with this transaction and that SPAC Advisory Partners served as a financial advisor to Starton Therapeutics. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) the Company has not received any such notice from Jefferies, (ii) Starton has not received any such notice from SPAC Advisory Partners and (iii) no other financial advisors served the parties to the Business Combination.

50.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that a majority of shareholders Starton Therapeutics, Inc. are believed to be Canadian citizens. The Company further advises the Staff that it has revised the disclosure on pages 35 and 36.

51.	We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the form of proxy card as Annex F to the proxy statement/prospectus rather than as an exhibit to the Registration Statement.

****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Alyssa J. Rapp
Alyssa J. Rapp Chief Executive Officer